1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 29, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF 2009 ANNUAL RESULTS
PROFIT ESTIMATE FOR THE FIRST QUARTER OF 2010

The Board of Directors of Aluminum Corporation of China Limited* () (the "Company") announces the audited annual results of the Company and its subsidiaries (collectively referred to as the "Group") for the financial year ended December 31, 2009.

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the People's Republic of China (the "PRC"). The Group is principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products. The Group is also engaged in the trading of aluminum products.

FINANCIAL RESULTS

The revenue of the Group for the year ended December 31, 2009 amounted to RMB70.3 billion, representing a year-on-year decrease of 8.42%. The loss attributable to the equity holders of the Company was RMB4.643 billion. Loss per share attributable to the equity holders of the Company was RMB0.3433.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the year ended December 31, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

	Note	2009	2008

Revenue	3	70,268,005	76,728,147
Cost of sales		(69,079,446)	(70,960,668)

Gross profit		1,188,559	5,767,479

Selling and distribution expenses		(1,264,920)	(1,562,841)
General and administrative expenses		(2,956,506)	(2,507,011)
Research and development expenses		(177,756)	(177,507)
Impairment loss on property, plant and equipment		(623,791)	(1,334)
Other income		151,142	100,781
Other gains, net		403,836	212,840

Operating (loss)/profit		(3,279,436)	1,832,407

Finance income		125,139	193,091
Finance costs		(2,262,964)	(1,902,758)
Shares of (losses)/profits of jointly controlled entities		(50,392)	1,672
Shares of profits of associates		77,056	10,045

(Loss)/profit before income tax		(5,390,597)	134,457

Income tax benefits	4	711,003	34,172

(Loss)/profit for the year		(4,679,594)	168,629

Other comprehensive (loss)/income, net of tax:

Fair value changes on available-for-sale financial assets		(1,374)	(9,774)
Currency translation differences		115,427	(180,400)

Total other comprehensive income/(loss) for the year, net of tax		114,053	(190,174)

Total comprehensive loss for the year		(4,565,541)	(21,545)

(Loss)/profit for the year attributable to:
Equity holders of the company		(4,642,894)	19,485
Minority interest		(36,700)	149,144

		(4,679,594)	168,629

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the company		(4,528,309)	(166,906)
Minority interest		(37,232)	145,361

		(4,565,541)	(21,545)

Basic and diluted (loss)/earnings per share for
(loss)/profit attributable to the equity holders
of the Company (expressed in RMB per share)	5	(RMB0.3433)	RMB0.0014

Dividends	6	-	703,273

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

		December	December	January
	Note	31, 2009	31, 2008	1, 2008

ASSETS
Non-current assets
Intangible assets		3,049,475	2,988,069	2,688,853
Property, plant and equipment		89,661,081	85,989,026	69,291,439
Land use rights and leasehold land		1,943,547	1,730,550	1,460,681
Investments in jointly controlled entities		685,459	701,850	636,296
Investments in associates		197,070	104,809	553,920
Available-for-sale financial assets		56,313	38,214	39,613
Deferred income tax assets		1,647,240	717,536	577,227
Other non-current assets		401,127	785,103	346,496

		97,641,312	93,055,157	75,594,525

Current assets
Inventories		20,423,227	19,909,999	15,399,101
Trade and notes receivable	7	3,203,082	2,052,069	3,738,225
Other current assets		4,848,744	4,239,684	2,130,077
Financial assets at fair value through profit or loss		64	57,864	8,103
Restricted cash		365,409	242,753	133,540
Time deposits		91,941	70,703	96,054
Cash and cash equivalents		7,401,410	15,983,923	8,826,847

		36,333,877	42,556,995	30,331,947

Total assets		133,975,189	135,612,152	105,926,472

EQUITY
Equity attributable to equity holders of the Company
Share capital		13,524,488	13,524,488	13,524,488
Reserves		36,876,250	41,458,602	47,137,926

		50,400,738	54,983,090	60,662,414
Minority interest		5,180,419	5,198,340	3,805,144

Total equity		55,581,157	60,181,430	64,467,558

LIABILITIES
Non-current liabilities
Borrowings		37,804,482	36,042,552	17,459,597
Deferred income tax liabilities		34,535	53,768	172,460
Other non-current liabilities		525,154	712,304	180,555

		38,364,171	36,808,624	17,812,612

Current liabilities
Financial liabilities at fair valuethrough profit or loss		47,855	114,047	-
Other payables and accrued expenses		7,927,988	11,366,892	7,255,340
Borrowings		25,819,757	22,290,215	11,346,548
Trade and notes payable	8	6,172,443	4,825,447	4,533,998
Current income tax liabilities		61,818	25,497	510,416

		40,029,861	38,622,098	23,646,302

Total liabilities		78,394,032	75,430,722	41,458,914

Total equity and liabilities		133,975,189	135,612,152	105,926,472

Net current (liabilities)/assets	1	(3,695,984)	3,934,897	6,685,645

Total assets less current liabilities		93,945,328	96,990,054	82,280,170

Notes:

1.	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). As set out in Note 2(a), these are the Group's first financial statements under IFRS.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment and investments in subsidiaries were stated at deemed costs.

As of December 31, 2009, the current liabilities of the Group exceeded its current assets by approximately RMB3,696 million (2008: net current assets: RMB3,935 million). The Board of Directors of the Company has comprehensively considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2010;
*	Unutilized banking facilities of approximately RMB38,767 million as of December 31, 2009;
*	A planned private placement of A shares expected to raise not more than RMB10 billion in 2010; and
*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the current capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors of the Company is of the opinion that the Group has sufficient available financial reserves to meet its working capital requirements and debt obligations as and when they fall due for a period of 12 months from the date these financial statements were approved. As a result, the consolidated financial statements of the Group for the year ended December 31, 2009 have been prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

2.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	Changes in financial reporting standards

For the year ended December 31, 2008 and prior periods, the Group's financial statements had been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. Since 2009, the Group has prepared its consolidated financial statements in accordance with IFRS issued by the IASB.

In accordance with IFRS 1, 'First-time adoption of International Financial Reporting Standards', December 31, 2009 represents the Group's first IFRS reporting date. The Group considers HKFRS to be its previous accounting standards when evaluating those applicable transitional exemptions that IFRS 1 permits and are elected by the Group. The Group applied all applicable standards, amendments and interpretations issued by the IASB that were effective as of December 31, 2009. In addition, the Group early adopted some other standards, amendments and interpretations, including 'Cost of an investment in a subsidiary, jointly controlled entity or associate' (amendments to IFRS 1 and IAS 27) (issued 2008) and IAS 24 'Related party disclosures' (revised 2009).

The Group applied the accounting policies set out below, unless otherwise noted, consistently and retrospectively to all periods presented in these financial statements and in its opening IFRS statement of financial position presented as of January 1, 2008, the Group's IFRS transition date.

The Company elected two exemptions permitted by IFRS 1 on transition date in relation to the costs of investments in subsidiaries and certain property, plant and equipment. Management elected to use the carrying amounts of investments in subsidiaries and certain property, plant and equipment under HKFRS as of transition date to be their deemed costs on that date. As of January 1, 2008, the aggregate deemed costs that reflected the HKFRS carrying amounts for investments in subsidiaries of the Company and certain property, plant and equipment of the Group totaled RMB7,099 million and RMB69,291 million, respectively. Except for these exemptions, the Group did not adopt any other exemptions under the provisions of IFRS 1.

The transition from HKFRS to IFRS in accordance with IFRS 1 does not result in any change in the statement of changes in shareholders' equity and the statement of comprehensive income of the Group previously published under HKFRS as of January 1, 2008, its transition date to IFRS, or as of and for the year ended December 31, 2008.

(b)	Standards, amendments and interpretations to existing standards that are relevant to the Group but not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2010 or later periods, and the Group has not early adopted them:

Effective for financial
periods beginning
on or after
IFRS 3 (Revised)	"Business combinations"	July 1, 2009
IFRS 9	"Financial instruments"	January 1, 2013
IAS 27 (Revised)	"Consolidated and separate financial statements"	July 1, 2009
IFRIC-Int 19 (Amendment)	"Extinguishing financial liabilities with equity instruments"	July 1, 2010
IASB's annual improvements project published in April 2009:
IAS 1 (Amendment)	"Presentation of financial statements"	January 1, 2010
IAS 38 (Amendment)	"Intangible assets"	July 1, 2009
IFRS 5 (Amendment)	"Measurement of non-current assets (or disposal groups) classified as held for sale"	January 1, 2010
IFRIC-Int 17 (Amendment)	"Distribution of non-cash assets to owners"	July 1, 2009

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of its financial statements will result.

3.	SEGMENT INFORMATION

For the year ended December 31, 2009

		Primary	Aluminum	Corporate and
	Alumina	aluminum	fabrication	other operating	Inter-segment
	segment	segment	segment	segments	elimination	Total

Total revenue	20,151,210	49,097,890	9,019,175	3,663,494	(11,663,764)	70,268,005
Inter-segment revenue	(8,948,421)	(2,715,343)	-	-	11,663,764	-

Revenue from external
customers	11,202,789	46,382,547	9,019,175	3,663,494	-	70,268,005

Segment (loss)/profit	(2,448,517)	85,898	(611,782)	(191,180)	(113,855)	(3,279,436)

Unallocated:
Finance income						125,139
Finance costs						(2,262,964)
Shares of losses of jointly
controlled entities						(50,392)
Shares of profits of associates						77,056

Loss before income tax						(5,390,597)
Income tax benefits						711,003

Loss for the year						(4,679,594)

For the year ended December 31, 2009

		Primary	Aluminum	Corporate and
	Alumina	aluminum	fabrication	other operating	Inter-segment
	segment	segment	segment	segments	elimination	Total

Other items:
Amortization of land use
rights and leasehold land	14,833	17,828	7,419	7,442	-	47,522
Depreciation and amortization	2,575,059	2,662,595	341,062	137,089	-	5,715,805
(Gain)/loss on disposal of
property, plant and
equipment	(5,319)	20,503	-	12,160	-	27,344
Provision for impairment
of property, plant
and equipment	128,775	335,432	159,584	-	-	623,791
Provision for impairment
of inventories	18,172	1,451	14,133	-	-	33,756
Provision for impairment of receivables,
net of bad debts recovered	10,862	1,039	603	175	-	12,679

Additions to non-current
assets during the year:
Intangible assets	71,580	33,309	383	22,125	-	127,397
Land use rights	250,091	10,579	-	-	-	260,670
Property, plant and equipment	5,391,270	2,770,827	2,054,675	80,705	-	10,297,477

For the year ended December 31, 2008

		Primary	Aluminum	Corporate and
	Alumina	aluminum	fabrication	other operating	Inter-segment
	segment	segment	segment	segments	elimination	Total

Total revenue	31,240,269	51,625,853	10,899,660	2,552,354	(19,589,989)	76,728,147
Inter-segment revenue	(16,431,379)	(3,158,610)	-	-	19,589,989	-

Revenue from external
customers	14,808,890	48,467,243	10,899,660	2,552,354	-	76,728,147

Segment profit/(loss)	1,472,491	515,763	(318,090)	(103,931)	266,174	1,832,407
Unallocated:
Finance income						193,091
Finance costs						(1,902,758)
Shares of profits of jointly
controlled entities						1,672
Shares of profits of associates						10,045

Profit before income tax						134,457
Income tax benefits						34,172

Profit for the year						168,629

For the year ended December 31, 2008

		Primary	Aluminum	Corporate and
	Alumina	aluminum	fabrication	other operating	Inter-segment
	segment	segment	segment	segments	elimination	Total

Other items:
Amortization of land use
rights and leasehold land	23,453	16,390	6,658	-	-	46,501
Depreciation and amortization	2,410,900	2,440,773	309,608	128,400	-	5,289,681
Loss on disposal of property,
plant and equipment	45,750	11,859	1,525	16	-	59,150
Provision for impairment
of property, plant
and equipment	1,334	-	-	-	-	1,334
Provision for impairment
of inventories	302,301	407,318	206,637	-	-	916,256
Reversal of impairment of receivables,
net of bad debts recovered	(10,254)	(20,347)	(3,489)	-	-	(34,090)

Additions to non-current
assets during the year:
Intangible assets	249,965	38,885	130	63,183	-	352,163
Land use rights	150,611	147,113	24,600	-	-	322,324
Property, plant and
equipment	9,463,240	10,726,494	1,780,579	79,830	-	22,050,143

4.	INCOME TAX BENEFITS

For the year ended December 31,

	2009	2008

Current income tax expense
- PRC enterprise income tax	237,690	272,758
Deferred income tax benefits	(948,693)	(306,930)

	(711,003)	(34,172)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

For the year ended December 31,

	2009	2008

(Loss)/profit before income tax	(5,390,597)	134,457

Tax (benefit)/expense calculated at standard income
tax rate of 25% (2008: 25%)	(1,347,649)	33,614
Tax effects of:
Preferential income tax rates applicable to certain
branches and subsidiaries	63,925	(11,897)
Tax losses for which no deferred income tax assets
were recognized	294,464	99,489
Utilization of previously unrecognized tax losses	-	(43,803)
Tax credit for purchases of qualified
domestic-made equipment not recogized/(recogized)	220,205	(92,397)
Tax incentive in relation to deduction limits of
certain expenses	(23,777)	(20,559)
Income not subject to tax	(9,420)	(14,714)
Expenses not deductible for tax purposes	87,130	33,939
Under/(over) provision in the prior years	4,119	(17,844)

Income tax benefits	(711,003)	(34,172)

Weighted average effective tax rate	13.19%	(25.41%)

Share of income tax expense of associates of RMB27 million (2008: RMB5 million) was included in 'shares of profits of associate'.

The change of the weighted average effective tax rate is mainly caused by a change in the profitability of the Group's subsidiaries and branches and certain tax credits in respect of the purchase of qualified domestic-made equipment were not recognized.

5.	(LOSS)/EARNINGS PER SHARE

(a)	Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended December 31,

2009	2008

(Loss)/profit attributable to equity holders
of the Company (RMB)	(4,642,894,000)	19,485,000

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic (loss)/earnings per share (RMB)	(0.3433)	0.0014

(b)	Diluted

Basic (loss)/earnings per share for the year ended December 31, 2009 and 2008 is the same as the diluted (loss)/earnings per share as there are no dilutive potential shares.

6.	DIVIDENDS

No dividend was paid in 2009. Total dividends paid in 2008 were RMB1,420 million, of which RMB703 million was related to 2008. The directors of the Company do not recommend the payment of a final dividend for the year ended December 31, 2009.

For the year ended December 31,

	2009	2008

Interim dividend paid of Nil (2008: RMB0.052) per share	-	703,273
Proposed final dividend of Nil (2008: Nil) per share	-	-

	-	703,273

7.	TRADE AND NOTES RECEIVABLE

As of December 31, 2009, the ageing analysis of trade and notes receivable is as follows:

	December	December	January
	31, 2009	31, 2008	1, 2008

Within 1 year	3,062,131	1,980,021	3,670,854
Between 1 and 2 years	89,570	34,056	32,276
Between 2 and 3 years	27,595	18,116	15,399
Over 3 years	447,148	441,738	457,528

	3,626,444	2,473,931	4,176,057

Less: provision for impairment of receivables	(423,362)	(421,862)	(437,832)

	3,203,082	2,052,069	3,738,225

8.	TRADE AND NOTES PAYABLE

As of December 31, 2009, the ageing analysis of the trade and notes payable is as follows:

	December	December	January
	31, 2009	31, 2008	1, 2008

Within 1 year	5,892,834	4,675,418	4,390,189
Between 1 and 2 years	212,488	90,117	67,942
Between 2 and 3 years	31,131	17,549	28,252
Over 3 years	35,990	42,363	47,615

	6,172,443	4,825,447	4,533,998

PRODUCT MARKET REVIEWS

The supply and demand as well as the price of aluminum are closely tied to changes in the global and the PRC macro-economies. Changes in the global and PRC economic climate have a significant impact on the aluminum market.

PRIMARY ALUMINUM MARKET

Due to the global economic slowdown and a plummeted demand amidst the global financial crisis in early 2009, the price of aluminum lingered at low levels. Both prices of spot aluminum at the London Metal Exchange (hereafter as "LME") and Shanghai Futures Exchange of the PRC (hereafter as "SHFE") tumbled as low as US$1,288 per tonne and RMB11,405 per tonne, respectively. Following the introduction of stimulus packages worldwide and China's collection and storage of non-ferrous metals since March, the economy has bottomed out, consumption has been gradually picking up and the aluminum price fluctuated upward. Prices of spot aluminum on the LME and SHFE surged as high as US$2,265 per tonne and RMB16,850 per tonne, respectively. The average price of spot aluminum quoted by LME in 2009 was US$1,664 per tonne, representing a decrease of 35.3% from the corresponding period last year, while that of SHFE was RMB13,617 per tonne, representing a decrease of 21.5% from the corresponding period last year.

In 2009, the global output of primary aluminum was approximately 37.68 million tonnes, representing a decrease of 5.7% over last year. The global consumption of primary aluminum was approximately 34.28 million tonnes, representing a decrease of 10.1% over last year. In the same year, the domestic output of primary aluminum was approximately 12.98 million tonnes, representing a decrease of 1.5% over last year and the domestic consumption of primary aluminum was approximately 13.80 million tonnes, representing an increase of 10.4% over last year.

Given the steadily improving aluminum demand, especially a strong rebound in the major aluminum consumption industries such as the domestic real estate and automobile sectors, idle capacity of aluminum was gradually restarted. By the end of December 2009, the global production utilization rate (inclusive of those of the PRC) of primary aluminum reached 82%, while that of the PRC was 83%.

ALUMINA MARKET

In 2009, international and domestic prices of spot alumina gradually fluctuated upward. Due to reduced production by aluminum manufacturers and drastic decrease in demand, the FOB price and the domestic price of spot alumina plummeted as low as approximately US$180 per tonne and RMB1,800 per tonne, respectively. Driven by the economic recovery and resumption of aluminum production since the third quarter, the FOB price for spot alumina in the international market went up to a maximum of approximately US$347 per tonne. At present, the international spot alumina CIF price is about US$325 per tonne and the price of domestic spot alumina price is between RMB2,900 to RMB3,000 per tonne.

The global output of alumina for 2009 was approximately 72.66 million tonnes, representing a year-on-year decrease of 8.1%; the consumption reached approximately 72.36 million tonnes, representing a year-on-year decrease of 7.8%. The domestic output of alumina reached approximately 23.82 million tonnes, representing a year-on-year increase of 4.6%. The demand for alumina was approximately 26.43 million tonnes, representing a year-on-year decrease of 1%. In 2009, imported alumina amounted to approximately 5.14 million tonnes, representing a year-on-year increase of 12.2%. With the resumption of primary aluminum production, alumina manufacturers around the world have gradually restored their production since the third quarter. As at the end of December 2009, the production utilization rate of alumina of global aluminum enterprises (inclusive of those of the PRC) was 81%, while that of the PRC was 90%.

BUSINESS REVIEW

Struck by the international financial crisis, the year 2009 saw dampened demand and long-depressed prices in the aluminum market, which posed unprecedented difficulties and challenges to the Group's production and operation. Through its "keep business going, constrain expenses and tighten control" three-pronged strategies, the Group adopted scientific and effective counter-measures including enhancing management, reducing energy consumption, controlling costs and expenses, stabilizing supply as well as strengthening sales and constraining investment to enable stable operation of the Group's production and business.

1.

Refined baseline management and stabilized production. In response to the rapidly deteriorating market conditions, the Group decisively adjusted its strategies for its production operations by improving its production arrangement and adopting more flexible and profit-oriented production plans, and also achieved stable production operations by executing its contingency plans and fully exploiting its unutilized potentials. In 2009, the output of alumina of the Group reached 7.78 million tonnes, representing a year-on-year decrease of 13.8%. The output of alumina chemicals was 1.03 million tonnes, representing a year-on-year decrease of 1%. The output of primary aluminum amounted to 3.44 million tonnes, representing a year-on-year increase of 5.8%. The output of aluminum fabrication products was 412,600 tonnes, representing a year-on-year decrease of 27.9%.

2.

Stringent cost control, lowering costs and boosting efficiency throughout its business process. Apart from implementing cost reduction in every production flow and position, the Group made the best of its potentials and consistently improved its technical and economical indicators as part of its efforts to reduce materials and energy consumption. The Group also strictly controlled costs and expenses, avoided waste and cut expenses. In 2009, the unit production cost of the Group was lower than that of last year. The unit production costs of alumina and aluminum in 2009 decreased by 18% and 17% compared with that of last year, respectively.

3.

Tightened financial management in all respects. By focusing on controlling liquidity and to keep business within budget, the Group strictly controlled costs and expenses to secure a stable cash flow. It also exercised stringent control to constrain interest-bearing liabilities, and optimized its debt portfolio and cut finance costs by low-cost refinancing. Efforts were made to bring in more in-depth analysis on operating activities, improve budget and cash flow alert system, and strengthen risk control. Meanwhile, management on inventories and procurement was consolidated to lower the purchase cost.

4.

Doubled efforts to protect resources. The Group spared no effort in speeding up mine construction, strengthening bauxite procurement and production as well as improving safety of bauxite supply and comprehensive utilization of resources. In 2009, the contribution from self-owned and joint venture-mining projects increased by approximately 26.43 percentage points over the corresponding period last year. Furthermore, the Group acquired 11 bauxite mining rights with an addition of 53 million tonnes of bauxite to its reserves, and 1.515 million tonnes of bauxite to its self-owned mining capacity.

5.

Proactively scaled new heights in technology. The Group made significant progress in the research and development and commercialization of technological applications with breakthroughs in several key technologies. In particular, the Group extensively applied the new technologies that can effectively enhance production and quality, reduce costs and improve efficiency, and save energy and reduce emission. As for alumina, leveraging its new proprietary technologies for bauxite ore processing, as well as its efficiency-based and energy-saving alumina production technologies, the Group has effectively alleviated shortage of resources and energy. As for aluminum, the Group further promoted the application of new technologies and equipment for aluminum development. It also boosted the efficiency of electric current, production volume and life span of its equipment whilst reducing energy consumption by promoting "3-dimensional refinements" and new know-how in newly structured aluminum smelting. In relation to aluminum fabrication, focus was put on the development of new materials and new products such as aluminum alloys for transportation application, high quality can foil, CTP plate base and metal composite materials. Such emphases on strengthening commercialization of new products gave the Group the technological edge to adjust its product mix and expand market share.

6.

Advanced energy saving and emission reduction. The Group set development goals and assurance policies for recycling and conservation of resources, aspiring to transform itself into a resource-efficient enterprise. Through focusing on streamlining its production workflow, phasing out obsolete equipment, actively adjusting its industry portfolio and perfecting its production structure, the Group sped up the refinement of integrated energy-saving technology by means of new production techniques and technologies. In 2009, the Company saved energy equivalent to 1.45 million tonnes of standard coal.

7.

On investment management, the Group reassessed the market competitiveness of its key projects. Through strengthening the analysis of capital expenditure in capital planning, the Group optimized the capital arrangements for its projects, thereby exercising greater control on workflows and resulting in a more effective control of its investment risks.

8.

The Group proactively initiated negotiations and co-operations in direct purchase of electricity. As at the end of 2009, five out of nine pilot enterprises, representing a total of 755,000 tonnes of smelting capacity, which accounted for 33.62% of the total 2.2457 million tonnes expected smelting capacity had implemented direct purchase of electricity policy. Negotiations with the remaining four enterprises are underway.

9.

The Group further promoted its overseas projects. The Group is preparing the feasibility report for the alumina project in Queensland, Australia. In addition, Chalco (Hong Kong) Limited, a subsidiary of the Group, together with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG), planned to develop and operate an aluminum plant with an annual capacity of approximately 1 million tonnes and a self-owned power plant in Jazan Economic City of Saudi Arabia. Currently, the feasibility report for the project is being prepared.

DIVIDENDS

Nil

BUSINESS OUTLOOK AND PROSPECTS

In 2010, the global economy continues to regain its momentum with an increase in market demand. However, the industry is still shrouded by some uncertainties and aluminum price is expected to fluctuate toward higher ends. By prioritizing on effectiveness, inventory, innovation and resources in order to focus on building up new competitive edges, the Group will embark on a structural overhaul on all fronts. The Group will continue to press ahead with its cost-oriented strategy, stick to its principle of lowering cost and enhancing efficiency, and step up its efforts in resource acquisition and technology innovation, in order to achieve a turnaround to profits. To this end, the Group will put its efforts on the following aspects:

1.

To ensure the stability in production and operation, the Group will strengthen its production organization by maximizing its production efficiency in order to further realize the overall advantages of its product chain as well as to reduce cost and operating risks.

2.

To actively adjust industry structure, optimize the stock, lower cost and enhance efficiency, as well as to conserve energy and reduce consumption. The Group will coordinate deployment of projects by replacing high-cost capacity with low-cost and more competitive projects. The industry deployment will concentrate in areas with abundant resources, energy and consumer markets. In terms of products, the Group will turn to products with high quality, high technology, high added value and strong market competitiveness while in terms of production, it will shift toward safe, clean, energy saving, low emission and recyclable production. Meanwhile, the Group aims to operate at lower cost, higher efficiency and more profitability, transform its management mode toward streamlined and concentrated management, and optimize its investment structure and lower investment cost.

3.

To strengthen budget controls and centralized capital management in all aspects. The Group will strengthen its financial control, enhance the quality and efficiency of budget controls and capital allocation; strive to implement its cost-oriented strategy for the sake of reducing production cost; strictly control the Company's debt size, further enhance the controls over cash flow budget, and maintain the cash reserve at a safe level. The Group will also strengthen the analyses on capital reports, further optimize its debt structure and financing structure, reduce the cost of capital, increase the efficiency of capital use, and guard against credit risks. Moreover, the Group will step up its monitoring and control over the credit risks of its subsidiaries, enhance its credit risk monitoring and alert system, and reasonably identify the key monitoring areas and control measures to guard against credit risks.

4.

To vigorously promote the resources strategy, step up mine construction and improve the safety and reliability of bauxite ore supply. The Group will accelerate the industrial application of ore-processing, optimize the reasonable allocation of resources, and upgrade the levels of comprehensive utilization of resources. At the same time, the Group will continue the progress of its overseas development projects.

5.

To vigorously expedite technological strategies. With the theme of lowering cost and enhancing efficiency, reducing energy consumption and emission, and promoting technology reserves, the Group will stick to the general principle of optimizing structure and achieving maximum financial performance when propelling the industrialization of advanced technology, in a bid to upgrade equipment and product quality. The Group will also speed up its research and development on technological projects and actively resort to advanced and appropriate technology to reduce the consumption of resources and energy, and in turn accelerate the optimization and upgrading of the operations. At the same time, the Group will selectively develop scientific technology and basic research to ensure the Group's sustainable development.

6.

To take advantage of low material cost to acquire adequate strategic reserve. The Group will adopt centralized and flexible procurement to reduce inventory cost and procurement cost. The Group will optimize sales and marketing strategies under the management system of "centralized management and entrusted operation", innovate its marketing modes, strengthen market analyses and estimates, enhance its capabilities to tap the market and boost its operating standard, establish a sound market alert system, as well as consolidate and expand market shares.

7.

To optimize investment structure. The Group will optimize the design and strictly control the budgetary estimates for projects as well as monitor the entire project development process with a view to reducing investment cost and ensuring the achievement of the expected results. The accountability system for investment projects will be further implemented.

8.

To strengthen the development of the internal control system, promote risk management on all fronts, enhance the internal supervision system, and strengthen risk prevention and control and internal audit in key areas.

9.	To actively press ahead with the cooperations and negotiations concerning direct purchases of electricity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included elsewhere in this announcement.

Business Segments

The Group is engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication products. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchase of bauxite and other raw materials, supplemental materials, and fuels and utility, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of purchasing alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of purchasing primary aluminum and other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Other segments, which mainly include research and development activities relating to aluminum business of the headquarters and other operations of the Group.

Results of Operations

The Group's net loss attributable to equity holders for year 2009 was RMB4,643 million, representing a significant decrease from the net profit of RMB19 million for year 2008. This was mainly attributable to the unprecedented pressure and challenges in the Group's operation and production, given the plummeted average selling price of its leading products as compared with that of year 2008, in the midst of the global financial crisis and the industry cyclical trough of the aluminium products market.

Revenue

Revenue of the Group for 2009 was RMB70,268 million, representing a decrease of RMB6,460 million or 8.42% from RMB76,728 million for year 2008. This was mainly because in spite of the improving selling prices of alumina and aluminum in 2009, the average selling prices were still below that of year 2008 (for details, please refer to the following "Discussion of Segment Operations").

Cost of Sales

The Group's total cost of sales decreased by RMB1,882 million or 2.65% from RMB70,961 million for year 2008 to RMB69,079 million for 2009. Such decrease was mainly attributable to the decrease in the unit cost of sales of the Group's principal products offset by the increase in sales volume.

Selling and Distribution Expenses, General and Administrative Expenses

The Group's selling and distribution expenses decreased by RMB298 million or 19.07% from RMB1,563 million for year 2008 to RMB1,265 million for 2009. This was primarily attributable to the decrease in external sales of self-produced alumina and the decreases in transportation, loading and packaging expenses brought by enhanced logistics management of the Group.

The Group's general and administrative expenses increased by RMB450 million or 17.95% from RMB2,507 million for year 2008 to RMB2,957 million for 2009, which was mainly attributable to the recognition of the termination and early retirement benefits as a result of the implementation of the internal early retirement scheme in some enterprises during the Group's all-inclusive and in-depth structural changes launched in 2009.

Owing to the above factors, operating profit of the Group decreased by RMB5,111 million from a profit of RMB1,832 million for year 2008 to a loss of RMB3,279 million for 2009.

Finance Costs, Net

The Group's net finance costs increased by RMB428 million or 25.03% from RMB1,710 million for year 2008 to RMB2,138 million for 2009. This was primarily attributable to the corresponding increase in interest expenses as a result of the increase in the Group's bank loans. The increase in finance costs was partly offset by the decrease in the Group's effective interest rate in 2009.

Income Tax Benefits

The Group's income tax benefits increased by RMB677 million from an income benefits of RMB34 million for year 2008 to an income tax benefit of RMB711 million for 2009. This was mainly because the Group recognized the deferred income tax assets corresponding to the taxable losses for 2009. The deferred income tax assets are expected to be realized in future utilization period.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Sales of Products

The Group's total sales of products in the alumina segment was RMB20,151 million for 2009, representing a decrease of RMB11,089 million or 35.60% from RMB31,240 million for year 2008.

The revenue from internal trading in the alumina segment decreased by RMB7,483 million or 45.54% from RMB16,431 million for year 2008 to RMB8,948 million for 2009.

The revenue from external trading in the alumina segment decreased by RMB3,606 million or 24.35% from RMB14,809 million for year 2008 to RMB11,203 million for 2009.

The Group's external sales volume of alumina increased by 172,200 tonnes from 4,264,400 tonnes (including 1,134,800 tonnes from trading) for year 2008 to 4,436,600 tonnes (including 1,603,600 tonnes from trading) for 2009. Among which, the external sales volume of self-produced alumina decreased by 296,600 tonnes and the trading volume of alumina increased by 468,800 tonnes. The increase in external sales volume of alumina brought an additional RMB467 million external revenue to this segment.

The Group's external average selling price of alumina amounted to RMB1,939 per tonne (exclusive of value-added tax, the same for below) for 2009, representing a decrease of RMB771 per tonne or 28.45% from the external average selling price of RMB2,710 per tonne for year 2008. The decrease in external selling price resulted in a decrease of RMB3,421 million in the external revenue of this segment.

Operating (Loss)/profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased significantly by RMB3,921 million from a profit of RMB1,472 million for year 2008 to a loss of RMB2,449 million for 2009.

Primary Aluminum Segment

Sales of Products

The Group's total sales from products in the primary aluminum segment decreased by RMB2,528 million or 4.90% from RMB51,626 million for year 2008 to RMB49,098 million for 2009.

The revenue from internal trading of primary aluminum decreased by RMB444 million or 14.06% from RMB3,159 million for year 2008 to RMB2,715 million in 2009.

The revenue from external trading in the primary aluminum segment decreased by RMB2,084 million or 4.30% from RMB48,467 million for year 2008 to RMB46,383 million for 2009.

The Group's external sales volume of primary aluminum products increased by 713,300 tonnes from 3,101,300 tonnes for year 2008 to 3,814,600 tonnes for 2009. The increase in external sales volume brought an additional RMB10,515 million external revenue to this segment.

In 2009, the Group's external average selling price of primary aluminum was RMB11,835 per tonne, representing a decrease of RMB2,907 per tonne or 19.72% from the external average selling price of RMB14,742 per tonne for year 2008. The decrease in external selling price led to a decrease of RMB11,089 million in the external revenue of this segment.

Operating Profit

The Group's total operating profit in the primary aluminum segment decreased by RMB430 million or 83.33% from RMB516 million for year 2008 to RMB86 million for 2009.

Aluminum Fabrication Segment

Sales of Products

The Group's total sales from products in the aluminum fabrication segment decreased by RMB1,881 million or 17.26% from RMB10,900 million for year 2008 to RMB9,019 million for 2009.

Operating loss

The Group's total operating loss in the aluminum fabrication segment increased further by RMB 294 million or 92.45% from RMB318 million for year 2008 to RMB612 million for 2009.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of December 31, 2009, the Group's current assets amounted to RMB36,334 million, representing a decrease of RMB6,223 million from RMB42,557 million as at the end of 2008, which was mainly attributable to a reduction in the Group's funding occupation through limiting its liabilities and minimizing its reserve of bank balances and cash.

As of December 31, 2009, the Group's bank balances and cash amounted to RMB7,859 million, representing a decrease of RMB8,438 million as compared with RMB16,297 million as at the end of 2008.

As of December 31, 2009, the Group's inventories amounted to RMB20,423 million, representing an increase of RMB513 million as compared with RMB19,910 million as at the end of 2008. Among which, raw materials and work-in-progress decreased by RMB437 million as compared with the end of 2008 while finished goods increased by RMB927 million as compared with the end of 2008. This was mainly because of the utilization of previously recognized provision upon the sale of finished goods, and China Aluminum International Trading Corporation Limited ("Chalco Trading"), a subsidiary of the Company, has expanded its own trading business and has adopted a more market-driven business model.

As of December 31, 2009, the Group's current liabilities amounted to RMB40,030 million, representing an increase of RMB1,408 million as compared with RMB38,622 million as at the end of 2008. In 2009, the Group borrowed additional RMB8,805 million short-term loans (including trust loans of RMB5,000 million), and redeemed RMB5,152 million short-term corporate bonds (including interest) on maturity. Meanwhile, the Group made the best of low-cost bill financing and managed to increase the issue of bills in 2009. Outstanding bills increased by RMB1,312 million as compared with the end of 2008. On the other hand, the Group's prepayment from customers decreased by RMB2,686 million as compared with the end of 2008, mainly attributable to the prepayment received from customers for aluminum ingots at the end of 2008, i.e. RMB 2,770 million and the delivery of which was completed in 2009, as well as a RMB759 million decrease in other payables after the Group settled the construction payables on schedule.

As of December 31, 2009, the current ratio of the Group was 0.91, representing a decrease of 0.19 as compared with 1.10 as at the end of 2008. The quick ratio was 0.40, representing a decrease of 0.19 as compared with 0.59 as at the end of 2008.

Non-current Liabilities

As of December 31, 2009, the Group's non-current liabilities amounted to RMB38,364 million, representing an increase of RMB1,555 million as compared with RMB36,809 million as at the end of 2008, mainly due to the increase in the specific project borrowings.

As of December 31, 2009, the debt to asset ratio of the Group was 58.51%, representing an increase of 2.89 percentage points as compared with 55.62% as at the end of 2008. The gearing ratio of the Group was 58.29%, representing an increase of 6.56 percentage points as compared with 51.73% at the end of 2008.

Gains and Losses From Changes in Fair Value and Disposal Gains on Derivative Financial Assets and Liabilities

The Group formulated the internal control system in relation to recognition, measurement and disclosure of fair value in strict compliance with the requirements under the relevant accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, its available-for-sale financial assets and financial assets at fair value through profit or loss (including derivative instrument) were measured at fair value.

As of December 31, 2009, the Group's financial assets at fair value through profit or loss, which represented the outstanding primary aluminum and zinc future contracts held by the Group, amounted to RMB0.064 million, representing a decrease of RMB58 million from RMB58 million as at the end of 2008.

As of December 31, 2009, the Group's financial liabilities at fair value through profit or loss, which represented the outstanding primary aluminum future contracts held by the Group, amounted to RMB48 million. The balance of RMB114 million as at 31 December 2008 mainly represented the Asian option contracts on primary aluminum held by the Group and such contracts were terminated in early 2009.

The loss from the fair value change of the aforesaid option contracts and the realized investment gains from such contracts amounted to RMB34 million and RMB456 million, respectively, as compared with RMB21 million and RMB289 million respectively in 2008, representing an increase of RMB154 million in net gains.

Provision for inventory impairment

On December 31, 2009, the Group conducted valuation on the net realizable value of its inventories on basis of the estimated selling price when available for sale. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events, upon a comprehensive assessment, the provisions for inventory impairment for inventories held as of December 31, 2009 amounted to RMB74 million, representing a decrease of RMB910 million as compared with the provisions for impairment of RMB984 million at the end of 2008, mainly due to most inventories for which provision for impairment were made were sold in 2009.

Owing to its features of the inventory turnover process and production process, the Company needs time to process raw material and work in progress inventory into finished goods. Therefore, based on the estimated selling price of finished goods when available for sale, the net realizable value could truly reflect the Group's financial conditions and operating results, and such method is suitable for its production operation. The Group principally considered its comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity of its inventory turnover process and production process, and that continuous processing is required for turning raw material and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach and use the estimated selling price when available for sale to determine the net realizable value of raw material and work in progress inventory. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price when available for sale less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume, purpose and price fluctuation, the production and operation budget, and post balance sheet event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities exceeds the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date and the estimated selling price when available for sale. For raw materials and work in progress inventory, the Group has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Group's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price when available for sale.

Provision for Impairment of Property, Plant and Equipment

On December 31, 2009, the Group conducted valuation on the recoverable amount of any property, plant and equipment with impairment indication in accordance with the relevant accounting standards, which took into consideration factors such as the impact of the structural change across the Group on disposal of production lines and assets, and post balance sheet events. For obsolete production capacity and production lines intended to be phased out, the net recoverable amount was determined based on the difference between the estimated selling price and the costs to sell or dispose. For assets intended to be restructured, the net recoverable amount was determined with reference to the appraised value of the assets. For less profit-making production lines, the net recoverable amount was determined based on value in use of such assets or group of assets. After a comprehensive assessment, the provisions for impairment of property, plant and equipment for 2009 amounted to RMB624 million, of which RMB315 million of impairment of property, plant and equipment was contributed by reasons such as closure of small smelting pots to phase out obsolete capacity, RMB60 million of impairment of property, plant and equipment was contributed by the replacement of assets amidst the implementation of environmental-friendly and energy-saving projects, RMB89 million of impairment of property, plant and equipment was contributed by the disposal of out-of-date and inefficient assets, and RMB160 million was contributed by the impairment of construction-in-progress due to the proposed restructuring of the assets.

Capital Expenditures, Capital Commitments and Investments Undertakings

In 2009, the Group's project investment expenditures amounted to RMB10,686 million, which consisted mainly of the investments such as energy saving and consumption reduction, environment control, mine construction and scientific research, including projects such as Chongqing branch's 800,000-tonne alumina project, the 800,000-tonne alumina project in Zunyi Alumina, Fushun Aluminum's aluminum renovation project, Chalco Ruimin's high precision aluminium strip and sheet project, Northwest Aluminum Plant's aluminum foil project, and aluminum processing project under construction at Chalco Southwest Aluminum Cold Rolling.

As of December 31, 2009, the Group's capital commitment for investment in property, plant and equipment amounted to RMB34,411 million, of which those contracted but not provided for amounted to RMB3,918 million and those authorized but not contracted for amounted to RMB30,493 million.

As of December 31, 2009, the Group's investment commitment amounted to RMB222 million, mainly including RMB202 million and RMB20 million for further capital injection into Zunyi Alumina and Shanxi Taiyue, respectively.

The Group's investments in new construction and renovation projects as well as external acquisitions have constantly improved its capacity and output of alumina and primary aluminum.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2009 amounted to RMB7,401 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which were respectively translated to RMB47 million, RMB104 million, RMB2 million and RMB165 million.

Cash Flow from Operating Activities

Net cash generated from operating activities decreased by RMB5,730 million from the inflow of RMB5,024 million for 2008 to the outflow of RMB706 million for 2009. Such decrease was in part attributable to the financial crisis which drove the average selling price of the Group's major products in 2009 to slide and led to a decrease in cash inflow from product sales, and in part attributable to the Group's receipt of prepayments of RMB2,770 million for aluminum ingots as at the end of 2008 were utilized upon completion of the related sales in 2009.

Cash Flow from Investing Activities

Net cash outflow from investing activities significantly decreased by RMB12,730 million from the outflow of RMB22,207 million for 2008 to RMB9,477 million for 2009. Such decrease was mainly due to the effective control of investment expenditure upon the Group's continuation of the investment policy of ensuring accelerating some projects while slowing down others in 2009.

Cash Flow from Financing Activities

Net cash inflow from financing activities amounted to RMB1,577 million for 2009, representing a decrease of RMB22,793 million from the inflow of RMB24,370 million for 2008. This was mainly because the Group scaled down its investments to a large extent and increased the effectiveness in funding usage, and thereby decreased the financing needs and the size of loans.

Non-recurring Items (measured according to relevant provisions under the PRC Accounting Standards for Business Enterprises)

The gains from non-recurring items of the Group for 2009 attributable to the equity holders of the Company amounted to RMB396 million, comprising gains and losses from changes in fair value of the Group's financial assets and financial liabilities held for trading, and investment gain from disposal of financial assets and financial liabilities held for trading and available-for-sale financial assets of RMB428 million, government grants of RMB151 million, additional gains from the reversal of over-provision of impairment of trade receivables amounting to RMB9 million according to a specific impairment assessment, gains attributable to subsidiaries acquired from business combinations under common control from the beginning of the accounting period to the date of combination of RMB3 million, net other non-operating income of RMB6 million, net loss from disposal of non-current assets of RMB27 million, income tax expense on the aforementioned non-recurring gains of RMB134 million as well as the minority interest after taxation of RMB40 million.

EMPLOYEES AND PENSION SCHEMES

As of December 31, 2009, the Group had 107,831 employees. The remuneration package includes salary, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group is currently enrolling in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 15%, varies from plant to plant depending on the locality of the plant and the average age of the employees. Besides, the Group commenced structural adjustment since 2009, during which certain group companies implemented company-wide reforms including staff termination and early retirement schemes.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANYS SHARES

The Company did not redeem any of its shares during 2009. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2009.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The largest customer and the five largest customers of alumina of the Company accounted for approximately 3.6% and 13.26%, respectively, of the Company's total sales of alumina for the year ended December 31, 2009. All these major customers were domestic aluminum smelters.

The largest customer and the five largest customers of primary aluminum of the Company accounted for approximately 6.46% and 16.14%, respectively, of the Company's total sales of primary aluminum for the year ended December 31, 2009. All these major customers were domestic aluminum fabrication plants.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Company in the alumina segment accounted for approximately 4.22% and 10.17%, respectively, of the Company's total costs of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Company in the primary aluminum segment accounted for approximately 6.56% and 22.07%, respectively, of the Company's total costs of raw materials for the primary aluminum segment.

At any time during 2009, none of the Company's directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the directors of the Company, holding more than 5% of the Company's issued share capital, had any interests in the Group's five largest customers or suppliers of the alumina or the primary aluminum.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended December 31, 2009, save for the deviation in respect of segregating the roles of chairman and chief executive officer, the Company was in compliance with the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of chairman and chief executive officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

RISK FACTORS

1.

Price fluctuation of alumina and primary aluminum. The Company operates in the aluminum industry. As in a cyclical industry, aluminum prices are susceptible to changes in the global economy and demand and supply of aluminum, etc. The Company sets the prices for alumina and primary aluminum with reference to international and domestic markets as well as the demand and supply dynamics. These factors might be beyond the control of the Company. If the prices for alumina and primary aluminum are relatively volatile in the international market, there may be adverse impact on the business, financial condition and operating results of the Company.

2.

Supply of raw and ancillary materials such as bauxite and electricity. During the production of alumina, primary aluminum and aluminum fabrication, the Company heavily relies on raw materials such as bauxite and coal as well as the massive and uninterrupted supply of electricity. As the Company has recently boosted its production capacity substantially, the demands for the above raw materials and electricity have therefore increased. If the supplies of raw materials and energy cannot accommodate the production needs of the Company and the prices unexpectedly increase, there will be material impact on the financial positions and operating results of the Company.

3.

Market competition. Although the Company has a relatively significant influence in the industry, local and privately-owned enterprises have become its competitors as aluminum industry rapidly develops in China. If the Company fails to effectively operate and manage its business consistently, the operating results of the Company would be adversely affected, and its leading position in the industry would thus be weakened.

4.

Potential hazards and force majeure. During its operation, the Company may experience major accidents which may lead to economic loss or personal casualties. Major industrial accidents and natural disasters may lead to suspension of certain business segments, or result in economic loss or environmental damages as well as increase in operating expenditure or reduction in sales. The insurance coverage of the Company may not be able or sufficient to compensate for such accidents or their consequences. Should there be any damages which cannot be fully covered, the operating results of the Company may be adversely affected by the loss incurred.

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2009 have been reviewed by the Audit Committee of the Company.

PROFIT ESTIMATE FOR THE FIRST QUARTER OF 2010

It is currently expected that the Company will record a profit for the first quarter of 2010. Details will be disclosed in the unaudited 2010 First Quarterly Report of the Company prepared under PRC Accounting Standard for Business Enterprises (2006).

Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

By order of the Board
Xiong Weiping
Chairman and Chief Executive Officer

Beijing, the PRC
March 26, 2010

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary